UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of May 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

United Kingdom

Veolia Water selected by Thames Water
to upgrade its water infrastructure

Paris, May 31, 2013. Thames Water, the UK’s largest water and wastewater services company, has selected a joint venture made up of Veolia Water, Costain and Atkins to deliver a significant proportion of its program of essential upgrades to water and wastewater networks and treatment facilities across London and the Thames Valley. The amount of work for Veolia Water could be worth as much as £450 million (€530 million) for the period 2015 to 2020.

To implement its infrastructure upgrade program, Thames Water has formed an alliance with four partners, two of wich are joint ventures—including that of Veolia Water, Costain and Atkins which will be in charge of design and construction of water pipes, sewers and treatment facilities. The contract, which amounts to £3 billion (€3.5 billion), is the largest capex management contract in the water sector in Europe.

“We have a significant amount of work to do upgrading our deteriorating infrastructure while keeping customers’ bills affordable. If we are to achieve this, a different approach is required. That’s why we have formed these alliances to deliver our program. This represents a complete transformation in the way we carry out investment. Our focus will be on delivering value, as opposed to just cost-efficiency,” explains Lawrence Gosden, Thames Water Asset Director.

Following an initial planning and mobilization stage from 2013-2015 with the joint venture partners, the upgrade program will begin in 2015 and last five years, with the option of an extension for a further five years.

Veolia’s expertise and technical and operational capabilities will enable it to take a key role in this essential capital delivery program and meet the high standards that Thames Water demands for its customers.

“The alliance model focuses on maximising synergies between the partners to work collaboratively to deliver sustainable innovative solutions. This type of contract aligns with our strategic growth and is a demonstration of the quality of Veolia Water’s services and the value of its offers,” says Jean-Michel Herrewyn, Chairman and CEO of Veolia Water.

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Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world’s major designers of technological solutions and constructor of facilities needed in water and wastewater services. With 89,094 employees, Veolia Water provides water services to 100 million people and wastewater services to 71 million. Its 2012 revenue amounted to €12.078 billion. www.veoliawater.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With 220,000 employees*, the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in three complementary segments: water management, waste management and energy management. Veolia Environnement recorded revenue of €29.4 billion* in 2012. www.veolia.com
(*) Excluding Veolia Transdev employees and revenues currently under divestment

Important Disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties in particular include risks related to customary provisions of divesture transactions and those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contact

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 31, 2013

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot Name: Antoine Frérot Title: Chairman and Chief Executive Officer